UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                             LUMALITE HOLDINGS, INC.
                             ----------------------
                                (Name of Issuer)

                          Common Stock, par value $.001
                          -----------------------------
                         (Title of Class of Securities)

                                   550027 10 6
                                   -----------
                                 (CUSIP Number)

                            Scott R. Carpenter, Esq.
                             Parsons Behle & Latimer
                           201 South Main, Suite 1800
                           Salt Lake City, Utah 84101
                                 (801) 532-1234
                                 --------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                January 14, 2002
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|


Note: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 550027 10 6                        Page      2     of     5      Pages
-----------------------------------          -----------------------------------



                                  SCHEDULE 13D

============ ===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

             Keyes Family Trust, Richard Keyes Trustee
---------- -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                         (b) |_|

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS

             PF
------------ -------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             California
-------------------- -------- --------------------------------------------------
     NUMBER OF          7     SOLE VOTING POWER
      SHARES                  3,125,000 shares of Common Stock
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
      PERSON
       WITH
                     -------- --------------------------------------------------
                        8     SHARED VOTING POWER

                     -------- --------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
                              3,125,000 shares of Common Stock
                     -------- --------------------------------------------------
                       10     SHARED DISPOSITIVE POWER

------------ -------------------------------------------------------------------
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,125,000 shares of Common Stock
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES (See Instructions)                                       |_|

------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             14.2 % of Common Stock
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
             OO
============ ===================================================================

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CUSIP No. 550027 10 6                        Page      3     of     5      Pages
-----------------------------------          -----------------------------------

Item 1.  Security and Issuer

This Schedule 13D relates to Common Stock, par value $.001 per share (the "Common Stock"), of LUMALITE HOLDINGS, INC., formerly known as "Consil Corp." (the "Issuer"), a Nevada corporation. The principal executive offices of the Issuer are located at 2810 Via Orange Way Suite B, Spring Valley, California.


Item 2.  Identity and Background

         This statement is being filed by the Keyes Family Trust, Richard Keyes Trustee (the "Trust," or the "Reporting Person").

         The Trust is organized under the laws of California, with Richard Keyes as Trustee. Mr. Keyes address is 1024 Glorietta Blvd., Coronado, CA 92118.

         The Trustee of the Trust has not been convicted, during the past five years, in any criminal proceeding, nor has he been (and is not currently) a party to a civil proceeding that resulted or could result in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         The funds used by the Trust to purchase the shares of the Issuer's common stock came from personal sources.

         Except as set forth in this Schedule 13D, the Reporting Person has not made any proposals, nor has it entered into any agreements, which would be related to or would result in any of the events or matters described in Item 4(a)-(j) of Schedule 13D; however, as part of its ongoing review of its investment alternatives, the Reporting Person may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such events or matters, or may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other parties regarding such matters.

Item 4.  Purpose of Transaction

         The Reporting Person acquired its shares of the Issuer's Common Stock pursuant to a private placement, as described below, to provide the Issuer with sufficient working capital to effect a number of transactions which the Issuer had previously planned to undertake, including a change of domicile, a reverse split of its shares and the acquisition of an identified target. Such transactions are described in the Issuer's Annual Report on Form 10K-SB, filed with the Commission on April 24, 2002.

The Private Placement

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CUSIP No. 550027 10 6                        Page      4     of     5      Pages
-----------------------------------          -----------------------------------

         The Reporting Person acquired its shares of the Issuer's Common Stock pursuant to a private placement by the Issuer of 12,500,000 shares of its common stock. The Reporting Person was one of three accredited investors that participated in the private placement and subscribed for an aggregate purchase price of $500,000. Following the reverse split of the Issuer's common stock, as described below, the three accredited investors hold a total of 500,000 post-reverse split shares of the Issuer's common stock.

Item 5.  Interest in Securities of the Issuer

(a) As of the date of the event reported by this Schedule 13D, the aggregate number and percentage of the classes of securities identified pursuant to Item 1 beneficially owned by the Reporting Person was 3,125,000 pre-reverse split shares of Common Stock which represented approximately 14.2% of that class of the Issuer's securities, based on 21,949,707 outstanding pre reverse-split shares of Common Stock, as reported in the Issuer's filings. The Reporting Person acquired the shares of the Issuer's Common Stock pursuant to a separate subscription agreement as part of a private placement by the Issuer. Neither the Reporting Person, the Issuer nor any of the other subscribers to the private placement believe that they are part of or constitute a "group" under the provisions of Rule 13d-5(b)(1) promulgated under the Exchange Act. Furthermore, the Reporting Person and the other subscribers to the private placement disclaim any such "group" status.

(b) The Reporting Persons has sole voting and disposition power over all of the shares described in paragraph (a), above.

(c) There were no transactions in the class of securities reported on herein that were effected by the Reporting Person during the last sixty days aside from those described herein.

(d) No person aside from the Reporting Person listed herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) The Reporting Person ceased to be a beneficial owner of more than five percent of the outstanding shares of the Issuer's Common Stock, on April 16, 2002, the date upon which the merger, as described in Item 4, was consummated.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Subscription Agreement for the Private Placement.
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CUSIP No. 550027 10 6                        Page      5     of     5      Pages
-----------------------------------          -----------------------------------

Item 7.  Material to be Filed as Exhibits



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated this 21st day of May, 2002.



                               Keyes Family Trust


                                 /s/  Richard Keyes
                               --------------------
                               Richard Keyes, Trustee